As filed with the Securities and Exchange Commission on March 31, 2003


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                           For the month of March 2003
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        MODERN TIMES GROUP MTG AB (publ)

                   Skeppsbron 18, S-103 13, Stockholm, Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                                   Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

             Yes......                                         No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

..............................N/A................................................

                            [MODERN TIMES GROUP LOGO]

FOR IMMEDIATE RELEASE                                             31 March  2003



                         VIASAT SIGNS AGREEMENT WITH NDS


Modern Times Group MTG AB, the international media group, today announced that its Viasat Broadcasting division has signed an agreement with NDS Group plc to provide conditional access technology to Viasat's DTH satellite television platform. Viasat broadcasts ten own-produced and twenty 3rd party pay TV channels direct to homes in the Nordic region (Sweden, Norway, Denmark and Finland) via satellite. The Viasat platform had 617,000 digital subscribers at the end of 2002 and MTG's pay TV operations generated operating income of SEK 352 million in 2002.

NDS conditional access secure technology will be included in Viasat packages of set-top boxes and smart cards sold to new subscribers. In addition, Viasat will replace current subscribers' smart cards with new cards using the NDS VideoGuard technology, and will download new software to subscribers' set-top boxes. Viasat has already begun the implementation of the NDS system.

Hans-Holger Albrecht, President and CEO, commented : "MTG and NDS share a combined objective to eliminate piracy. NDS will provide the Viasat platform with the most secure system available. We therefore expect this implementation to substantially reduce digital subscriber churn levels and accelerate Viasat's digital subscriber acquisition. We will be launching further attractive new subscriber acquisition campaigns this year to emphasize the Viasat platform's unique content, featuring a strong mix of popular local and international channels as well as interactive applications. Satellite TV remains the principal driver of multi-channel digital TV take-up in Scandinavia".

NDS Group plc is a News Corporation Company and the leading provider of technology solutions for digital pay-TV operators. NDS is a leading supplier of open end-to-end digital pay-TV solutions for the secure delivery of entertainment and information to both television set-top boxes and IP devices.


For further information, please visit www.mtg.se, email info@mtg.se, or contact:
Hans-Holger Albrecht, President & CEO                tel: +46 (0) 8 562 000 50
Matthew Hooper, Investor & Press Enquiries           tel: +44 (0) 20 7321 5010

Modern Times Group is a leading vertically integrated media group with broadcasting, production, content and media services businesses, operating in more than 30 countries around the world. MTG is the largest Free-and Pay- TV operator in the Nordic & Baltic region, and also has Free-TV operations in Russia and Hungary. MTG is the largest commercial radio broadcaster in Northern Europe, the global market leader in DVD subtitling and dubbing, and a leading international Reality-TV production house.

MTG's `A' and `B' shares are traded on the Stockholmsborsen `O-list' and its `B' share ADRs are listed on Nasdaq.

This press release contains certain "forward-looking statements" with respect to our expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Modern Times Group, any Modern Times Group members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    MODERN TIMES GROUP MTG AB (publ)

                                    By:  /s/ Hans-Holger Albrecht
                                         ------------------------
                                    Name: Hans-Holger Albrecht


Dated:   March 31, 2003